Mail Stop 3010

July 28, 2009

Ronald M. Sanders, Esq.
660 Madison Avenue
Suite 1600
New York, NY 2300-3300

Re: Colony Financial, Inc.
Registration Statement on Form S-11
Filed June 30, 2009
File No. 333-160323

Dear Mr. Sanders:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific real-estate related debt instruments to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991).

2.   We note that you and your subsidiaries intend to operate your business in a
        manner that will permit you and your subsidiaries to maintain an exemption from
        registration under the Investment Company Act of 1940. Please provide us with a
        detailed analysis of this exemption and how your and your subsidiaries'
        investment strategy will support this exemption. Further, please note that we will
        refer your response to the Division of Investment Management for further review.

3.   Please provide us with copies of any graphics, maps, photographs, and related
        captions or other artwork including logos that you intend to use in the prospectus.
        Such graphics and pictorial representations should not be included in any
        preliminary prospectus distributed to prospective investors prior to our review.

4.   We note your use of acronyms in the forepart of the prospectus. Please avoid the
        use of acronyms. See Rule 421(b) of Regulation C.

5.   We note that your officers and other officers of Colony Capital, LLC and its
        affiliates have agreed to purchase shares in you in a concurrent private placement.
        Please provide us with a detailed analysis regarding why the concurrent private
        placement should not be integrated into your current public offering. Please see
        Securities Act Release No. 8828 (Aug. 10, 2007).

6.   Please clearly identify Colony Capital as your sponsor.

Prospectus Cover Page

7.   We note your disclosure that you do not currently intend to pay distributions from
        offering proceeds. Your disclosure, however, leaves open the possibility that you
        may pay distributions from offering proceeds. Please add a summary risk factor
        to disclose that you may pay distributions from offering proceeds, borrowings, or
        the sale of assets to the extent distributions exceed earnings or cash flows from
        operations. Also, please add this disclosure to page 10 and to the risk factor on
        page 52 regarding distributions.

Summary, page 1

8.   Please limit the disclosure in the summary to include concise descriptions of the
        more detailed disclosure found elsewhere in the prospectus, rather than repeating
        information in its entirety. We note, for example only, disclosure regarding your
        risk management, leverage policies, and operating and regulatory structure.

Our Company, page 1

9.   Throughout your registration statement you utilize industry jargon. For example
        only, please provide a better explanation for value-added management,
        performing, sub-performing, and non-performing mortgage loans, risk-adjusted
        and de-lever. If you must include technical terms in the body of your prospectus
        that are understood only by industry experts, you must make every effort to
        concisely explain these terms where you first use them. In addition, please do not
        use technical terms or industry jargon in your explanations.

Our Competitive Strengths, page 2

Dynamic and Flexible Investment Strategy, page 3

10.   Please explain how your investment strategy is "dynamic and flexible."

11.   We note your disclosure that Colony Capital has a global footprint that consists of
        14 offices in 10 countries supporting investment activities throughout North
        America, Europe, the Asia Pacific region, the Middle East and North Africa.
        Please disclose the names of the countries in which Colony Capital operates.

Our Target Assets, page 6

12.   Based on your current expectations and estimates, please revise your disclosure to
        assign percentages to each asset class to clarify the potential makeup of your
        investment portfolio. Please provide similar disclosure in your use of proceeds
        section.

Leverage Policies, page 9

13.   Please explain what you mean by the phrase "prudent amounts of leverage."

14.   Please include a statement, if true, that there are no limits on the amount of
        leverage that you may use.

Management Agreement, page 13

15.   Please revise your disclosure to explain how you will calculate the "retained
        earnings" underlying the base management fee.

16.   Please revise the table to provide clear, specific disclosure regarding your fee
        amounts. As appropriate, please provide more succinct descriptions or definitions
        and consider the use of subheadings and a separate column for payments.

Conflicts of Interest, page 15

17.   Please revise this section to disclose the amount of time your Manager and
       Colony Capital expect to allocate to this program.

18.   We note your disclosure that other funds have the right to co-invest with you.
       Please identify all of the funds that have a right to co-invest with you.

19.   Please explain what fees you are responsible for if you co-invest with another
       fund.

Risk Factors, page 21

20.   Please review your risk factors and consolidate those risks that contain duplicative
       disclosure. Provide just enough detail to highlight the risk and present it in
       context. Avoid extraneous information and unnecessary background. In addition,
       get to the risk as quickly as possible.

21.   Please review your risk factors and eliminate those risks that are generic to any
       public company. For example, we note your risk factor on page 28 regarding the
       applicability of the Sarbanes-Oxley Act of 2002. Alternatively, please revise such
       risk factors to demonstrate risks specific to you.

Risks Related to our Financing and Hedging Activities, page 43

22.   Please add a risk factor to disclose that there were no participants in the first
       round of CMBS TALF that recently occurred and that there may be a lack of
       assets that are eligible for the program.

Use of Proceeds, page 64

23.   Please discuss how long you expect it to take to invest offering proceeds in a
       diversified portfolio of real estate-related debt instruments.

Distribution Policy, page 65

24.   We note your disclosure on page 58, which indicates that distributions may be
       paid in shares of your common stock at the election of your shareholders. Please
       add disclosure to describe the stock election process.

25.   Please revise to disclose the potential impact on distributions resulting from fees and expenses payable to your Manager. Additionally, please revise to discuss all of the possible sources of distribution payments, including the source of any distribution payments made before you have acquired your target assets. Please clarify that you may use proceeds from offerings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

26.   Please update your disclosure on page 78, and elsewhere as applicable, to reflect the current status of your Manager's affiliates' application to serve as an investment manager for the Legacy Securities Program and any relevant recent developments.

Business, page 85

Our Target Assets, page 90

27.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Our Investment Guidelines, page 95

28.   You note that your investment guidelines may be changed from time to time without shareholder approval. Please disclose whether shareholders will be notified of such changes and, if so, how.

Our Manager and the Management Agreement, page 104

Experience and Background of Colony Capital and its Affiliates, page 104

29.   Please revise your narrative summary to include the total number of investors in Colony Capital's prior programs and a summary of the investments that have been made in the three most recent years. Refer to Guide 5.

CDCF Past Performance, page 105

30.   Please expand upon your disclosure of CDCF to break down the acquisition of investments by specific type, acquisition cost and carrying value.

31.   We note from your disclosure on page 105 that CDCF incurred $310 of asset management services fees that do not appear to be included in the consolidated statement of operations on page 106. Please advise.

Management Agreement, page 107

Liability and Indemnification, page 109

32.	We note your statement that: "Our Manager maintains a contractual as opposed to a fiduciary relationship with us." Please briefly describe the fiduciary obligations of your officers who are employees of your Manager.

Investment Advisory Services, page 114

33.	Please provide the disclosure required by Item 401(c) of Regulation S-K for Mssrs. Bazin, Grunzweig, Hedstrom, Nanula and Sanders.

Our Management, page 116
34.	Please clearly state when Mr. Barrack began working at Colony Capital rather than referencing the "formation" date.

Executive Compensation, page 120

35.	We note that your chief financial officer will be your only employee. If you have entered into an employment agreement with Mr. Tangen, please file it in accordance with Item 601(b)(10).

36.	Please disclose how Mr. Tangen's bonus will be determined.

Other Equity-Based Awards, pages 123

37.	Please disclose the events that would result in revaluing your assets.

38.	Please explain how you will determine the capital account balance attributable to the LTIP units is equal to the capital account balance of holders of operating partnership units. It appears that the same number of common units could have different account balances depending on when the units were purchased and the amount of adjustments for income, gain, loss and deduction since the date of purchase.

39.	Please clarify whether the holders of long-term incentive units could achieve parity immediately upon the revaluing of the assets.

40.	Please describe the circumstances under which the long-term incentive units will not achieve full parity with the common units.

Certain Relationships and Related Party Transactions, page 128

Registration Rights Agreement, page 130

41.   Please expand upon the registration rights agreement by clearly outlining its requirements, the potential amount of damages possible under the contract, whether any cap exists to limit such damages and whether such damages are to be paid in cash or other consideration.

U.S. Federal Income Tax Considerations, page 151

Taxation of Colony Financial, Inc., page 152

42.   Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Hogan & Hartson LLP rather than stating that you expect to receive the opinion.

Underwriting, page 179

Directed Share Program, page 180

43.   Please disclose whether the shares that are part of the directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

Exhibits

44.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

45.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

* * * * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel